SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the revised disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the announcement of NTT Communications Corporation (NTT Com) that it completed its sale of around 12.6 million PLDT common shares to NTT DoCoMo, Inc. (DoCoMo).

March 15, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

We refer to our disclosure letter dated March 14, 2006 under SEC Form 17-C, which we submitted yesterday to your good Office via OdiSy (Reference No. WLIST_2006000010990).

The total consideration for the PLDT shares which were sold by NTT Communications Corporation to NTT DoCoMo, Inc. was erroneously stated as Yen 52.1 million. This should be Yen 52.1 billion. Thus, our disclosure should read as follows:

“NTT Communications Corporation (NTT Com) today announced that it completed its sale of around 12.6 million PLDT common shares to NTT DoCoMo, Inc. (DoCoMo), for a total consideration of Yen 52.1 billion. The abovementioned shares represent 7% of PLDT's outstanding common stock. This sale transaction leaves NTT Com with a 7 percent (7%) equity holding in PLDT.

As we have previously disclosed on January 31, 2006, PLDT, First Pacific Company Limited (FPCL), certain affiliates of FPCL, NTT Com and DoCoMo signed a Co-operation Agreement on the same date. With the completion of the transfer by NTT Com of half of its PLDT common shareholdings to DoCoMo, the Co-operation Agreement becomes effective.”

Enclosed is a revised SEC Form 17-C.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

March 15, 2006

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a revised SEC Form 17-C regarding a discloseable event/information.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  15 March 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

11.             Item 9 – Other Events

The total consideration for the PLDT shares which were sold by NTT Communications Corporation to NTT DoCoMo, Inc. was erroneously stated as Yen 52.1 million. This should be Yen 52.1 billion. Thus, our disclosure should read as follows:

“NTT Communications Corporation (NTT Com) today announced that it completed its sale of around 12.6 million PLDT common shares to NTT DoCoMo, Inc. (DoCoMo), for a total consideration of Yen 52.1 billion. The abovementioned shares represent 7% of PLDT's outstanding common stock. This sale transaction leaves NTT Com with a 7 percent (7%) equity holding in PLDT.

As we have previously disclosed on January 31, 2006, PLDT, First Pacific Company Limited (FPCL), certain affiliates of FPCL, NTT Com and DoCoMo signed a Co-operation Agreement on the same date. With the completion of the transfer by NTT Com of half of its PLDT common shareholdings to DoCoMo, the Co-operation Agreement becomes effective.”

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 15 March 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: March 15, 2006